Onity Group Inc.

1661 Worthington Road, Suite 100

West Palm Beach, Florida 33409

July 17, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Onity Group Inc.
Registration Statement on Form S-3 Filed July 11, 2025
File No. 333-287172

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onity Group Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 filed on June 2, 2025, and as amended further by Amendment No. 2 filed on July 11, 2025, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on July 21, 2025, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to John P. Berkery of Mayer Brown LLP at (212) 506-2552 and that such effectiveness also be confirmed in writing.

Very truly yours,

Onity Group Inc.

By:	/s/ Leah E. Hutton
Leah E. Hutton
Senior Vice President and Deputy General Counsel

cc:	John P. Berkery, Mayer Brown LLP